UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated:  May 22, 2006

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia  V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒	No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-5183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited

(Registrant)

Date: May 22, 2006	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

Teck Cominco Limited

Consolidated Financial Statements

For the Quarter Ended March 31, 2006

Teck Cominco Limited

Consolidated Statements of Earnings

(Unaudited)

	Three months ended
	March 31
(in millions of dollars, except per share data)	2006	2005

Revenues	$1,273	$928
Operating expenses	(592)	(539)
Depreciation and amortization	(57)	(70)
Operating profit	624	319

Other expenses
General and administrative	(24)	(15)
Interest on long-term debt	(27)	(13)
Exploration	(8)	(5)
Research and development	(4)	(4)
Other income (Note 4)	120	31

Earnings before income and resource taxes	681	313

Provision for income and resource taxes	(233)	(108)

Net earnings	$448	$205

Basic earnings per share	$2.19	$1.01
Diluted earnings per share	$2.06	$0.95
Weighted average shares outstanding (millions)	203.5	201.6
Shares outstanding at end of period (millions)	203.8	202.3

Teck Cominco Limited

Consolidated Statements of Cash Flow

(Unaudited)

	Three months ended
	March 31
(in millions of dollars)	2006	2005
	As restated	As restated
	Note 2(c)	Note 2(c)

Operating activities
Net earnings	$448	$205
Items not affecting cash:
Depreciation and amortization	57	70
Future income and resource taxes	21	28
Gain on sale of investments and assets	(71)	(20)
Other	6	5
	461	288
Net change in non-cash working capital items	(90)	21
	371	309

Financing activities
Issuance of long-term debt	16	—
Repayment of long-term debt	(210)	(46)
Issuance of Class B Subordinate Voting Shares	6	13
Dividends paid	(81)	—
	(269)	(33)
Investing activities
Increase in temporary investments	(789)	(266)
Property, plant and equipment	(74)	(62)
Investment in Fort Hills Energy Limited Partnership	(54)	—
Investments and other assets	(3)	(6)
Proceeds from sale of investments and assets	110	32
	(810)	(302)

Increase in cash and cash equivalents	(708)	(26)

Cash and cash equivalents at beginning of period	2,098	875

Cash and cash equivalents at end of period	$1,390	$849

Teck Cominco Limited

Consolidated Balance Sheets

(Unaudited)

	March 31	December 31
(in millions of dollars)	2006	2005
	As restated	As restated
	Note 2(c)	Note 2(c)

ASSETS
Current assets
Cash and cash equivalents	$1,390	$2,098
Temporary investments	1,775	986
Accounts and settlements receivable	537	531
Inventories	684	668
	4,386	4,283

Investments	681	666

Property, plant and equipment	3,527	3,516

Other assets	334	344

	$8,928	$8,809

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$432	$442
Dividends payable	—	81
Current portion of long-term debt	38	213
Current income and resource taxes payable	218	261
Current portion of future income and resource taxes	150	118
	838	1,115

Long-term debt	1,488	1,508
Other liabilities (Note 6)	667	667
Future income and resource taxes	847	888
Exchangeable debentures	248	248
Shareholders’ equity (Note 7)	4,840	4,383

	$8,928	$8,809

Teck Cominco Limited

Consolidated Statements of Retained Earnings

(Unaudited)

	Three months ended
	March 31
(in millions of dollars)	2006	2005

Retained earnings at beginning of period	$2,228	$1,049

Net earnings	448	205
Interest on exchangeable debentures, net of taxes	(1)	(1)

Retained earnings at end of period	$2,675	$1,253

7

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

1.              BASIS OF PRESENTATION

(a)          These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

(b)         Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

2.              ADOPTION OF NEW ACCOUNTING STANDARDS, CHANGE IN ACCOUNTING POLICY, AND RESTATEMENT

(a)          Deferred stripping

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC–160) “Stripping Costs Incurred in the Production Phase of a Mining Operation”. EIC–160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be viewed as the opening balance of capitalized stripping costs and amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million, which will be amortized over the respective remaining life of mines. In respect of the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, the accumulated deferred stripping cost as at March 31, 2006 was $8 million.

(b)         Mineral properties costs

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43–101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

(c)          Restatement

The company has restated cash and cash equivalents and temporary investments to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under a new balance sheet heading; temporary investments. The impact of the restatement for the March 31, 2006 balance sheet was to decrease cash and cash equivalents and increase temporary investments by $1,775 million (2004 – $298 million). The cash flow statement was revised to present the change in temporary investments as an investing activity to reflect an increase in temporary investments during the quarter ended March 31, 2006 of $789 million (2004 – $266 million). Net earnings were not impacted by this change.

3.                                      SUPPLEMENTARY CASH FLOW INFORMATION

			Three months ended March 31
(in millions of dollars)			2006	2005

(a)	i)	Cash and cash equivalents

		Cash	$41	$73
		Money market investments with maturities from the date of acquisition of 3 months or less	1,349	775

			$1,390	$848

	ii)	Temporary investments

		Money market investments with maturities from the date of acquisition of
		3–6 months	$1,547	$273
		6–12 months	228	25

			$1,775	$298

(b)	Interest and taxes paid
	Interest paid		$22	$22
	Income and resource taxes paid		278	55

4.                                      OTHER INCOME (EXPENSE)

	Three months ended March 31
(in millions of dollars)	2006	2005

Gain on sale of investments and assets	$71	$20
Interest and investment income	37	8
Income from Fording Canadian Coal Trust	15	6
Insurance proceeds	—	16
Non-hedge derivative gains (losses)	2	(11)
Asset retirement obligation expense for closed properties	(2)	(2)
Minority interests	(6)	(3)
Miscellaneous income (expense)	3	(3)

	$120	$31

5.                                      EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended March 31
(in millions of dollars)	2006	2005

Pension plans	$9	$11
Post-retirement benefit plans	5	4

Employee future benefits expense	$14	$15

8

6.                                      OTHER LIABILITIES

(in millions of dollars)	March 31 2006	December 31 2005

Asset retirement obligation and other post-closure costs	$404	$407
Accrued pension and post-retirement benefits	203	206
Minority interests	23	18
Other	37	36

	$667	$667

7.                                      SHAREHOLDERS’ EQUITY

(a)          Components of shareholders’ equity

(in millions of dollars)	March 31 2006	December 31 2005

Share capital	$2,163	$2,155
Contributed surplus	60	61
Retained earnings	2,675	2,228
Cumulative translation adjustment	(165)	(168)
Exchangeable debentures due 2024	107	107

	$4,840	$4,383

The cumulative translation adjustment represents the net unrealized foreign exchange loss on the translation of the accounts of self-sustaining foreign subsidiaries and any U.S. dollar denominated debt which has been designated as hedges against these investments.

(b)         Stock-Based Compensation

In February 2006, 355,400 share options were granted to employees. These options have an exercise price of $66.40, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated at $23 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 4.11%, a dividend yield of 1.04% and an expected volatility of 35%.

In the first quarter of 2006 the company issued 127,165 Deferred and Restricted Share Units to employees. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest in three years for employees. Total number of deferred and restricted share units outstanding at the end of the period was 474,494.

The company recorded stock-based compensation expense of $8 million in 2006 in respect of all outstanding options and share units.

8.                                      DERIVATIVES AND FINANCIAL INSTRUMENTS AT MARCH 31, 2006

	2006	2007	2008	2009	Total	Unrealized Market Value Gain (Loss)
						(Cdn$ millions)

Gold (thousands of ozs)
Fixed forward sales contracts	—	44	44	43	131
Average price (US$/oz)	—	350	350	350	350	$(38)

Fixed forward sales contracts	30	8	—	—	38
Average price (C$/oz)	519	520	—	—	520	(7)

US dollars (a)
Fixed forward sales contracts ($millions)	163	—	—	—	163
Average exchange rate	1.37	—	—	—	1.37	34

Zinc (b)
Fixed forward purchase commitments (millions of lbs)	12	—	—	—	12
Average price (US¢/lb)	84	—	—	—	84	3

Interest Rate Swap

Principal Amount	Rate Swapped	Rate Obtained	Maturity Date	Unrealized Loss

US$100 million	7.00%	LIBOR plus 2.14%	September 2012	(3)

(a)                                  Included in the U.S. dollar forward sales contracts of US$163 million is the company’s share of forward sales contracts by the Elk Valley Coal Partnership of US$26 million.

(b)                                 From time to time, certain customers purchase refined zinc at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, they are not considered to be sufficiently effective under hedge standards. Accordingly, the company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains and losses in other income and expense.

9.                                      CONTINGENCIES

The company considers provisions for all its outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2006, or with respect to future claims, cannot be predicted with certainty.

(a)          Lake Roosevelt

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen’s suit brought by two members of the Confederated Tribes of the Colville Reservation (the “Tribes”) supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML’s petition for permission to appeal and the District Court entered a stay of proceedings (the “Stay”) pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML’s position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State’s and the Tribes’ claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act (“RCRA”) seeking injunctive relief and costs.

The original citizen’s suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. The company continues to pursue a cooperative agreement with the EPA to conduct a remedial investigation and feasibility study under EPA oversight and consistent with CERCLA guidance. Such an agreement could provide a basis under which TCML’s offer of funding for this work could be implemented.

There can be no assurance the offer to conduct and fund the studies will be sufficient to resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

(b)         Competition Investigation

TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

10.                               SEGMENTED INFORMATION

The company has six reportable segments: zinc-lead smelter and refineries, zinc, copper, gold and coal mines, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company’s investment, exploration and development activities.

	Three months ended March 31, 2006
($ in millions)	Smelter & Refineries	Zinc Mines	Copper Mines	Gold Mines	Coal Mines	Corporate and Other	Total

Segment revenues	363	328	410	37	292	(62)	1,368
Less inter-segment revenues	—	(94)	—	—	—	(1)	(95)
Revenues	363	234	410	37	292	(63)	1,273

Operating profit	71	144	295	4	127	(17)	624
Interest expense	—	—	(3)	—	—	(24)	(27)
Other corporate income	—	—	—	—	—	84	84
Earnings before taxes	71	144	292	4	127	43	681

Total assets	1,432	1,847	1,232	376	645	3,396	8,928

Capital expenditures	10	7	40	7	6	4	74

	Three months ended March 31, 2005
($ in millions)	Smelter & Refineries	Zinc Mines	Copper Mines	Gold Mines	Coal Mines	Corporate and Other	Total

Segment revenues	269	154	364	34	176	(26)	971
Less inter-segment revenues	—	(42)	—	—	—	(1)	(43)
Revenues	269	112	364	34	176	(27)	928

Operating profit	21	42	212	3	40	1	319
Interest expense	—	—	(4)	—	—	(9)	(13)
Other corporate income	—	—	—	—	—	7	7
Earnings before taxes	21	42	208	3	40	(1)	313

Total assets	1,334	1,484	1,101	284	532	1,558	6,293

Capital expenditures	16	6	4	15	20	1	62

Form 52-109F2 – Certification of Interim Filings

I, Donald R. Lindsay, President and Chief Executive Officer, certify that:

1.               I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Teck Cominco Limited (the issuer) for the period ending March 31, 2006;

2.               Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.               Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.               The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)               designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)              evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: May 19, 2006

/s/ Donald R. Lindsay

Donald R. Lindsay

President and Chief Executive Officer

Form 52-109F2 — Certification of Interim Filings

I, Ronald A. Millos, Chief Financial Officer, certify that:

1.               I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Teck Cominco Limited (the issuer) for the period ending March 31, 2006;

2.               Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.               Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.               The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)               designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)              evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: May 19, 2006

“Ronald A. Millos”
Ronald A. Millos
Chief Financial Officer